UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2008.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: October 30, 2008                     /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO


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                              IMA EXPLORATION INC.
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

           TSX Venture Exchange: IMR    American Stock Exchange: IMR
                 Frankfurt Stock Exchanges: IMT (WKN884971)

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                         NEWS RELEASE - OCTOBER 30, 2008

       THE RULE FAMILY TRUST ACQUIRES MORE SHARES OF IMA EXPLORATION INC.

IMA EXPLORATION INC. (IMR-AMEX, IMR-TSX.V) ("IMA" or the "Company") is pleased that the Rule Family Trust continues to buy shares of the company and now holds 10,094,100 common shares representing 19.36 percent of IMA's outstanding common shares (as press released October 28, 2008). The Rule Family Trust owns Global Resource Investments Ltd., a full service brokerage firm that focuses on natural resource investments worldwide. Led by Chairman Rick Rule, the company has built an international reputation for its specialist expertise in sourcing global investment opportunities in the mining, oil and gas, alternative energy, agriculture, forestry, and water industries.

The company knows of the excellent track record of Mr. Rule over the more than 25 years of investing in the natural resource sector. Like IMA's management, Mr. Rule has lived through and thrived during many market cycles and he sees IMA as a well-positioned company offering fundamental value in this economic phase.

"We are very excited to have such a successful resource investor build a larger position in our company and for us to have the ability to call on his expertise and contacts within the sector. We will make full use of Mr. Rule's advice" stated Joseph Grosso, president and chief executive officer of IMA. "Current market conditions offer unprecedented investment and acquisition opportunities at vastly discounted prices. Rick's market knowledge and reputation combined with our company's significant cash position will lead IMA towards its goal of increasing shareholder value."

IMA is a Vancouver based exploration company with over $23M in its treasury. The acquisition of the Island Copper Project is Phase I of IMA's business strategy and aligns with the Company's objective to acquire projects that contain established resources, near-term cash flow and offer significant opportunities for expansion through continued exploration. A PowerPoint presentation on the project is available on the Company's web site (www.imaexploration.com).


ON BEHALF OF THE BOARD

/s/Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO

NEWS RELEASE                                                    OCTOBER 30, 2008
IMA EXPLORATION INC.                                                      PAGE 2
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For further  information please contact Joseph Grosso,  President & CEO, or Keir
Reynolds, Manager, Corporate Communications, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                   2008 NUMBER 9


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